SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April , 2022

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

EXPLANATORY NOTE

On April 11, 2022, Trinity Biotech plc announced a strategic investment in the Company by Mico Group (KOSDAQ: 059090.KQ), a leading global technology group headquartered in South Korea. The investment consists of approximately 11,200,000 American Depositary Shares (ADSs) (each representing Ordinary Shares of the Company) at a price of $2.25 per ADS.  In addition to the newly issued equity, the Company has agreed to issue a seven-year, unsecured junior convertible note in the amount of $20 million, with a fixed interest rate of 1.5% and an ADS conversion price of $3.24 per ADS. It is intended that these funds will be primarily used to repay part of the $81.25 million term loan entered into between the Company and Perceptive Advisors in December 2021.

In conjunction with the strategic investment, the founder and chair of MiCo, Mr. Sun-Q Jeon, will become Chairperson of Trinity Biotech. Additionally, Aris Kekedjian and Michael Sung Soo Kim are expected to join the Board once the aforementioned investment is completed.  Current directors Kevin Tansley, Clint Severson and James Merselis will retire from the Board at such time. Trinity Biotech will continue to be led by its senior executive team, CEO Ronan O’Caoimh and CFO John Gillard, who will both remain board members of Trinity Biotech.

The preceding description is a summary of the agreements entered into by the Company in connection with the above-referenced transaction and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such summaries do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, the Convertible Loan Note and the Registration Rights Agreement, which are filed as exhibits to this Report. Investors and security holders of the Company are urged to read the exhibits filed herewith in their entirety because they contain important information about the transaction.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Trinity Biotech Announces A $45 Million Strategic Investment And Partnership With The MiCo Group of South Korea”
99.2	Securities Purchase Agreement dated April 11, 2022
99.3	Convertible Loan Note .
99.4	Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant) By: /s/ Ronan O’Caoimh Date: 11 April 2022